Exhibit 3.1

AMENDMENT NO. 2
TO THE
AMENDED AND RESTATED BY-LAWS
OF
CLARUS CORPORATION

The Amended and Restated By-laws of Clarus Corporation, a Delaware corporation (the “By-laws”), shall be amended as follows:

1.           Article VII, Section 1 of the By-laws is hereby amended by deleting the first sentence of Section 1 in its entirety and inserting the following in lieu thereof:

“Section 1.  Titles.    The officers of the Corporation shall be elected by the Board of Directors and shall consist of a Chairman of the Board, a Vice Chairman of the Board, a Chief Executive Officer, a President, a Chief Financial Officer, a Secretary, and a Treasurer.”

2.           Article VII of the By-laws is hereby amended by supplementing such article to include the following new Section 18:

“Section 18.    Vice Chairman of the Board.    In the absence of the Chairman of the Board or in the event of his inability or refusal to act, the Vice Chairman of the Board, if present, shall preside at all meetings of the Board of Directors.  The Vice Chairman of the Board may but need not be an employee of the Corporation.  The Vice Chairman of the Board shall have such other powers and perform such other duties as the Board of Directors shall designate or as may be provided by applicable law or elsewhere in these by-laws.”

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           I hereby certify that the foregoing is a full, true and correct copy of Amendment No. 2 to the Amended and Restated By-laws of Clarus Corporation, a Delaware corporation, as in effect on the date hereof.

Dated: May 28, 2010

/s/ Philip A. Baratelli
Philip A. Baratelli
Secretary of Clarus Corporation